THE GROWTH FOR GOOD ACQUISITION CORPORATION

12 E 49th Street, 11th Floor
New York, New York 10017

December 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, DC 20549

Attention:	Peter McPhun; Wilson Lee

Re:	The Growth for Good Acquisition Corporation

Form 10-K for the fiscal year ended December 31, 2021

Filed March 21, 2022

File No. 001-41149

Ladies and Gentlemen:

The Growth for Good Acquisition Corporation (the “Company,” “we,” or “our”), is in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 16, 2022 (the “Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission on March 21, 2022.

Below is the Company’s response to the Comment Letter.

Form 10-K filed March 21, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response:

We respectfully acknowledge the Staff’s comment and advise that our sponsor, G4G Sponsor LLC, is a Delaware limited liability company and is not controlled by a non-U.S. person. David Birnbaum, Rahul Kakar and Yana Kakar, the managing members of our sponsor who have the authority to manage the business and affairs of the sponsor, are U.S. citizens. Two members of the sponsor, who collectively own approximately 15% of the sponsor, are non-U.S. persons. Such persons are not managing members and do not have any control over the sponsor. Subject to the other parties involved in a potential initial business combination, the Company does not believe that any of the aforementioned facts or relationships regarding the sponsor would, by themselves, subject a potential initial business combination to regulatory review, including review by CFIUS, nor does the Company believe that if such a review were conceivable that, based solely on such facts or relationships, such a potential initial business combination ultimately would be prohibited. However, in the event a potential initial business combination were to become subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as CFIUS, the Company plans to include a risk factor in appropriate future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

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Please address correspondence to Skadden, Arps, Slate, Meagher & Flom LLP, and do not hesitate to contact Michelle Gasaway at 213.687.5122 or michelle.gasaway@skadden.com, or Raquel Fox at 202.371.7050 or raquel.fox@skadden.com with any questions or comments regarding this letter.

Sincerely yours,

/s/ Rahul Kakar
Rahul Kakar
Chief Financial Officer
The Growth for Good Acquisition Corporation

Copies to:

Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP

Raquel Fox, Skadden, Arps, Slate, Meagher & Flom LLP

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